FLORIDA BYLAWS OF
GRUPO ZORRO INC

I. INCORPORATION. It is recognized that Grupo Zorro Inc("Corporation") is a duly organized corporation authorized to do business in the State of Florida ("State of Formation") by its Articles of Incorporation or similar registered documents.

II. STATE LAW. The Corporation is organized under the relevant laws of the State of Formation ("Statutes"), and except as otherwise provided herein, the Statutes shall apply to the governance of the Corporation.

III. PURPOSE. The purpose of the Corporation is to engage in any lawful activity for which corporations may be formed.

IV. ANNUAL MEETING. Meetings of Shareholders shall be held at the principal office of the Corporation or at such other place that may be determined from time to time by the Board of Directors of the Corporation. The purpose of the annual meeting shall be to elect the Board of Directors, officers and decide on any other business activities and/or corporate decisions.

An annual meeting must be held within 13 months after the last annual meeting or the date of the original organization of the Corporation.

V. SPECIAL MEETINGS. Unless otherwise proscribed by statute, special meetings of the Shareholders may be called by:

- President (or Chief Executive Officer)
- 51% of the Board of Directors
- 25% of the Shareholders

VI. PLACE OF MEETINGS. Annual and special meetings shall be determined by the Board of Directors. By default, such meetings shall take place at the principal office of the Corporation. Shareholders of all classes and series may attend any meeting of the Corporation.

Such meetings may be attended:

- In-person at the Corporation's principal office.
- Via remote communication, the method to be determined by the Board of Directors.

All communication methods shall offer each attending Shareholder the right to be present, vote on business matters, and provide their consent or dissent for any actionable item.

VII. DISSOLUTION. The Corporation may only be dissolved in the following way:

- 100% vote by the Board of Directors and 80% vote by the Shareholders.

VIII. NOTICE OF MEETINGS. Written notice shall be provided to each Shareholder of any meeting that such Shareholder is permitted to take action in the form of a vote and/or offer their consent or dissent for any actionable item. Such written notice shall detail the time, place, remote access (if available), and in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, written notice of any meeting shall be given not less than ten (10) days and no more than sixty (60) days before the date of the meeting.

Notice of any meeting can be sent to the Shareholders by the following methods:

- E-Mail.
- Mailing Address via United States Mail (postage paid by the Corporation).
- Fax.
- Hand-Delivered

IX. QUORUM. A quorum, which represents the required number of individuals to be present to hold an annual or special meeting, shall be:

- 51% of the Board of Directors being present.
- 51% of the Shareholders being present.

Upon meeting the requirements of the quorum, the attending individuals of the meeting shall be able to take action and make decisions for the Corporation.

X. ACTIONS OF THE CORPORATION. Actions made on behalf of the Corporation:

- Can be Made **WITHOUT** a Meeting. Any action required to be taken or which may be taken at any meeting, whether annual or special, may be taken without a meeting, without prior notice, and without a vote, if consent is in writing, setting forth the action so taken, and shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all Shareholders entitled to vote were present and voted.

XI. CORPORATE SEAL. The Corporation shall:

- **NOT HAVE** a Corporate Seal.

XII. EXECUTION OF DOCUMENTS. All contracts, checks, drafts, demands for money, notes, and other legal instruments or rights of any nature of the Corporation may be signed by:

☐ - President.

XIII. INDEMNIFICATION. Subject to any applicable statute, any Director or Officer of the Corporation shall:

- **BE INDEMNIFIED** and held harmless by the Corporation to the fullest extent of the law. This includes, but is not limited to, a party to any action, suit, or proceeding, by reason of the fact of being a testator or intestate representative, is or was a Director, Officer, Agent, or Employee of the Corporation. The Corporation shall provide reasonable expenses, including attorney's fees, actually and necessarily incurred in connection with such action, suit, or proceeding. Notwithstanding the foregoing, no indemnification shall be made by the Corporation of any judgment or other final determination, if the acts were committed in bad faith or were the result of active or deliberate fraud, dishonesty, or clear and gross negligence.

XIV. AMENDMENTS. These Bylaws may be amended by:

51% vote of the Board of Directors.
51% vote of the Shareholders.

XV. STOCK CERTIFICATES. The Corporation may provide shares of stock:

- **WITHOUT CERTIFICATES**. The Corporation, within a reasonable time after issue or transfer of shares without certificates, provide Shareholders a written statement of the information that is required by law to be on the certificates.

XVI. OFFICERS. The officers of the Corporation shall be a President, a Secretary, and a Treasurer, and such other officers as the Board may from time to time appoint, including one or more Vice Presidents and such other officers as it deems advisable. Each such officer shall exercise such powers and perform such duties as shall be set forth herein and such other powers and duties as may be specified from time to time by the Board of Directors. The officers of the Corporation shall be elected by the Board of Directors. One person may serve in the capacity of more than one Officer position.

a) **President**. The President shall be the chief operating officer of the Corporation and shall have full responsibility and authority for management of the day-to-day operations of the Corporation. The President shall be an ex-officio member of all committees and shall have the general powers and duties of management and supervision usually vested in the office of President of a corporation.

b) **Treasurer**. The Treasurer shall be the chief financial officer of the Corporation and shall have responsibility for the custody of the corporate funds and securities, to keep full and accurate records and accounts of receipts and disbursements in books belonging to the Corporation and shall keep the monies of the Corporation in a separate account in the name of the Corporation. The Treasurer shall provide to the President and Directors, at the regular meetings of the Board, or whenever requested by the Board, an account of all financial transactions and of the financial condition of the Corporation.

c) **Secretary**. The Secretary shall attend all meetings of the Board and all meetings of the shareholders and shall act as clerk thereof and record all the votes of the Corporation and the minutes of all its transactions in a book to be kept for that purpose and shall perform like duties for all committees of the Board of Directors when required. The Secretary shall give, or cause to be given, a notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, and under whose supervision the Secretary shall be. The Secretary shall maintain the records, minutes, and seal of the Corporation and may attest any instruments signed by any other officer of the Corporation.

The officers of the Corporation shall hold office until their successors are chosen and have qualified or until their earlier resignation or removal. Any officer or agent elected or appointed by the Board may be removed at any time, with or without cause, by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office as a result of death, resignation, removal, or otherwise shall be filled for the unexpired portion of the term by a majority vote of the Board of Directors. Any and all compensation of officers of the Corporation shall be fixed by the Board of Directors.

XVII. LIST OF SHAREHOLDERS. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before any meeting of Shareholders, a complete list of the Shareholders entitled to vote at the meeting, arranged alphabetically, and showing the address of each Shareholder and the number of shares held by each Shareholder. The list shall be open to the examination of any Shareholder for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days before the meeting, either at a mutually agrees upon location or where the meeting is to be held. The list shall also be produced and kept available at the time and place of the meeting, for the entire duration of the meeting, and can be inspected by any shareholder present at the meeting.

XVIII. CERTIFICATION. The original, or a copy of these bylaws, as amended or otherwise altered to date, certified by the Secretary, shall be kept at the Corporation's principal executive office and shall be open to inspection by the stockholders of the Corporation, at all reasonable times during office hours.

By the signature below, these bylaws are hereby certified to be a complete and correct copy of the above-named Corporation.

By:_____. Date: _____